SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-25372


                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K     |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
             |_| Form N-SAR

     For Period Ended:         Fiscal Year ended March 31, 2000

|_| Transition Report on Form 10             |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                 Cotelligent, Inc.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and Number) 101 California Street,
                                                          ----------------------
Suite 2050
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City, state and zip code       San Francisco, California 94111
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



                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
    |X| filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Registrant is in the process of completing a divestiture of its IT staff augmentation business, which will be reflected in its Form 10-K and the audited financial statements to be filed therewith. The Registrant believes that, in the interest of full disclosure, a definitive description of the closed transaction and its impact on the Registrant's business should be included in the Form 10-K. The transaction is expected to close on June 30, 2000; the Registrant's financial statements can be finalized and the Form 10-K can be completed and filed shortly thereafter.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Daniel E. Jackson         415                439-6400
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              (Name)                (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X|Yes  |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Cotelligent, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      June 29, 2000                   By:   /s/ Daniel E. Jackson
                                             -----------------------------------
                                             Name:  Daniel E. Jackson
                                             Title: Executive Vice President,
                                                    Chief Financial Officer and
                                                    Treasurer

Response to Part IV(3):
-----------------------

As a result of the disposition of the Registrant's IT staff augmentation business, the Registrant's financial statements will include this part of the business as a discontinued operation of the Registrant. This disclosure is material to the Registrant's financial statements.